Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Third Quarter 2010 Operating Results
Achieves Record Fiscal Third Quarter Revenue and Net Income Quarterly Revenue Increases $11.6 million and Adjusted Operating Income Increases $3.6 million
New York, NY, May 10, 2010– Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for fiscal third quarter ended March 31, 2010.
The Company’s revenue for the quarter ended March 31, 2010 was $24.1 million, an increase of 93% from $12.5 million reported in the third quarter of fiscal 2009. Approximately $4.5 million of the increase in fiscal 2010 quarterly revenue was achieved from the Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009 and were included for only one month in the prior year results. Revenue from the Company’s Australian and Canadian operations were up 61% and 145%, respectively, from the fiscal third quarter of 2009. While both Canada and Australia were aided by favorable currency exchange rate fluctuations due to a weaker U.S. dollar compared with the local currencies in the year ago quarter, results were also very strong in the respective local currencies, as quarterly Australian revenue increased 19% and Canadian revenue increased 108%, respectively, compared to the prior year quarter.
Adjusted Operating Income was $2.7 million for the fiscal third quarter ended March 31, 2010 compared to Adjusted Operating Loss of ($0.9) million for the fiscal third quarter ended March 31, 2009. This represents the highest increase in quarterly Adjusted Operating Income achieved in the history of the Company. The Company defines Adjusted Operating Income (Loss) as net operating income (loss) plus depreciation and amortization expense.
Net income for the third quarter of fiscal 2010 was $0.5 million compared to net loss of $1.8 million for the same quarter a year ago. Included in the results for the third quarter of fiscal 2010 were $0.7 million of non-cash amortization expense and $0.1 million of non-cash income tax expense related to the amortization of the intangible assets and utilization of net operating losses of the U.K. acquisition.
The Company’s revenue for the nine months ended March 31, 2010 was $70.1 million, an increase of 65% from $42.4 million reported in the nine month period ended March 31, 2009. A significant portion of the increase in fiscal 2010 revenue was achieved due to an increase of $16.5 million in revenue from the Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009 and only included for one month in the prior year period. Revenue from the Company’s Australian operations was up 30% while revenue from the Company’s Canadian operations was up 27%, respectively, from the nine month period ended March 31, 2009. Both Canada and Australia were impacted by favorable currency exchange rate fluctuations due to a weaker U.S. dollar compared with the local currencies in the year ago period. When measured in their local currencies, year to date Australian revenue increased 8% and Canadian revenue increased 17% compared to the year ago period.
Adjusted Operating Income doubled from $3.3 million for the nine months ended March 31, 2009 to $6.6 million for the nine month period ended March 31, 2010. Adjusted Operating Income has significantly increased during the latest two fiscal quarters after being down during the fiscal first quarter 2010.
Net income for the nine months ended March 31, 2010 was $0.3 million compared to a net loss of $38,000 for the same period a year ago. Included in the results for the nine month period ended March 31, 2010 were $2.0 million of non-cash amortization expense and $0.1 million of non-cash income tax benefit related to the amortization of the intangible assets and utilization of net operating losses of the U.K. acquisition.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “This is our second consecutive quarter of strong operating results after the challenging business conditions related to the global economic environment. Both Australia and Canada sales were significantly higher than the year ago quarter and both markets posted their largest gains of the year in local currencies during fiscal third quarter, with Australian revenue increasing 19% and Canadian revenue more than doubling, increasing 108%. After several difficult quarters in Canada we believe we now have strong momentum and expect to continue to show significant improvement in Canada’s financial results. Our U.K. acquisition had another strong quarter enabling us to achieve positive Adjusted Operating Income for our consolidated UK operations. In addition, currency exchange rates had a positive impact on our current quarter results and appear poised to be a significant benefit in the fiscal fourth quarter as well based on the exchange rates to date.”
Mr. Yde continued, “Our strong revenue growth resulted in record Adjusted Operating Income growth for the quarter. Adjusted Operating Income increased from an Adjusted Operating Loss of $0.9 million for the quarter ended March 31, 2009 to $2.7 million Adjusted Operating Income for the quarter ended March 31, 2010, an increase of $3.6 million. This performance is more impressive given the third fiscal quarter is historically a seasonally weak quarter. For the current quarter our revenue to date is pacing well ahead of last year’s fiscal fourth quarter and we anticipate a significant increase in Adjusted Operating Income for this quarter as well.”
Mr. Yde concluded, “We believe that the substantial investments we made in the long term success of our Company during the economic downturn, which included adding additional radio affiliates to our network, are now starting to pay off. We were able to take advantage of these opportunities because of our strong balance sheet that has no debt and over $20 million in cash.

We continue to be well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.”
Fourth Fiscal Quarter 2010 Outlook
To date for the Company’s fiscal fourth quarter ending June 30, 2010, revenue reflected in the Company’s internal sales reports is up compared to the fiscal fourth quarter ended June 30, 2009. The Company’s operating, sales and general and administrative expenses were significantly higher in the third fiscal quarter of 2010 compared to the third fiscal quarter of 2009 when measured in local currencies. These expenses are higher due to the operations of the U.K. acquisition and increased station compensation costs in Australia and Canada, among other things. These increased costs are expected to be reflected in the fiscal fourth quarter 2010 results as well. With the exception of sales commissions and certain U.K. operating expenses, the vast majority of the Company’s costs are fixed and not readily reduced in the short or intermediate term. The U.S. dollar has been significantly weaker to date during the fiscal fourth quarter when compared to the Australia and Canadian dollar in the prior year fiscal fourth quarter. The impact of a weaker U.S. dollar, all other things being equal, is to increase the reported profit in those markets that are profitable in local currency and increase the loss in those markets that are not. Should foreign exchange rates and revenues from the Company’s consolidated operations end fiscal fourth quarter 2010 consistent with the exchange rates to date and current sales pacings, the Company anticipates revenues, Adjusted Operating Income and net income will exceed the fiscal fourth quarter ended June 30, 2009.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on Monday, May 10, 2010, to discuss its fiscal third quarter 2010 results, as well as other relevant matters. To listen to the call, dial (877) 303-9131 (domestic), or (408) 337-0141 (international), and enter the pass code 73104050. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from May 10, 2010 through May 20, 2010. To access the replay, please call (800) 642-1687 (domestic) or
(706) 645-9291 (international) and enter the pass code 73104050.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.

This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
Currency Exchange Rates for Income Statement Information

	Three Months Ending	Three Months Ending
	March 31, 2010	March 31, 2009	Difference
Australia	0.9039	0.6645	+36.0%
Canada	0.9606	0.8037	+19.5%
United Kingdom	1.5614	1.4369	+8.7%
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.

     The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and nine month periods ended March 31, 2010 and 2009.

	Three Months		Nine Months
	Ended		Ended
	March 31,	March 31,	March 31,	March 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income (loss)	$1,365	$(1 ,465)	$2,686	$1,861
Add back:
Depreciation and amortization expense	$1,353	$602	$3,910	$1,443

Adjusted Operating Income (Loss)	$2,718	$(863)	$6,596	$3,304

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended March 31,

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$14,210	$2,678	$7,225	$—	$—	$24,113
Operating expenses
Traffic	5,223	2,437	5,337	99	—	13,096
News	2,262	—	404	—	—	2,666
TV	236	—	—	—	—	236
Selling, G&A	2,525	870	766	9	—	4,170
Corporate overhead	405	—	—	—	506	911
Non-cash compensation	—	—	—	—	316	316
Depreciation/amortization	251	370	707	25	—	1,353

Net operating income (loss)	3,308	(999)	11	(133)	(822)	1,365

Interest expense	—	—	—	—	—	—
Other (income)	(200)	—	(47)	—	1	(246)
Other expense	—	2	—	—	—	2

Net income (loss) before taxes	3,508	(1,001)	58	(133)	(823)	1,609
Income tax expense	1,050	—	61	—	15	1,126
Net income (loss)	$2,458	$(1,001)	$(3)	$(133)	$(838)	$483

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$8,803	$1,079	$2,580	$—	$—	$12,462
Operating expenses
Traffic	3,375	1,832	2,431	266	—	7,904
News	1,511	—	90	—	—	1,601
TV	165	—	—	—	—	165
Selling, G&A	1,534	466	264	202	—	2,466
Corporate overhead	289	—	—	—	602	891
Non-cash compensation	—	—	—	—	298	298
Depreciation/amortization	170	176	240	16	—	602

Net operating income (loss)	1,759	(1,395)	(445)	(484)	(900)	(1,465)

Interest expense	7	—	—	—	—	7
Other (income)	(119)	(24)	(13)	—	(34)	(190)
Other expense	—	—	—	—	—	—

Net income (loss) before taxes	1,871	(1,371)	(432)	(484)	(866)	(1,282)
Income tax expense	555	—	(60)	—	7	502
Net income (loss)	$1,316	$(1,371)	$(372)	$(484)	$(873)	$(1,784)

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Nine Months Ended March 31,

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$42,227	$6,487	$21,349	$31	$—	$70,094
Operating expenses
Traffic	14,858	7,114	16,466	401	—	38,839
News	6,777	—	1,369	—	—	8,146
TV	700	—	—	—	—	700
Selling, G&A	7,516	2,018	2,613	142	—	12,289
Corporate overhead	1,196	—	—	—	1,379	2,575
Non-cash compensation	—	—	—	—	949	949
Depreciation/amortization	750	903	2,179	78	—	3,910

Net operating income (loss)	10,430	(3,548)	(1,278)	(590)	(2,328)	2,686

Interest expense	15	—	—	—	—	15
Other (income)	(513)	(9)	(131)	—	(101)	(754)
Other expense	—	6	—	26	—	32

Net income (loss) before taxes	10,928	(3,545)	(1,147)	(616)	(2,227)	3,393
Income tax expense (benefit)	3,291	—	(184)	—	15	3,122
Net income (loss)	$7,637	$(3,545)	$(963)	$(616)	$(2,242)	$271

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$32,516	$5,076	$4,774	$—	$—	$42,366
Operating expenses
Traffic	10,874	5,179	4,991	537	—	21,581
News	5,071	—	90	—	—	5,161
TV	560	—	—	—	—	560
Selling, G&A	5,680	1,542	536	643	—	8,401
Corporate overhead	988	—	—	—	1,495	2,483
Non-cash compensation	—	—	—	—	876	876
Depreciation/amortization	548	546	324	25	—	1,443

Net operating income (loss)	8,795	(2,191)	(1,167)	(1,205)	(2,371)	1,861

Interest expense	32	—	—	—	—	32
Other (income)	(566)	(30)	(21)	—	(294)	(911)
Other expense	41	—	—	—	—	41

Net income (loss) before taxes	9,288	(2,161)	(1,146)	(1,205)	(2,077)	2,699
Income tax expense	2,786	—	(60)	—	11	2,737
Net income (loss)	$6,502	$(2,161)	$(1,086)	$(1.205)	$(2,088)	$(38)

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$24,113	$12,462	$70,094	$42,366

Operating expenses (exclusive of depreciation and amortization shown separately below)	15,998	9,670	47,685	27,302
Selling, general and administrative expenses	5,397	3,655	15,813	11,760
Depreciation and amortization expense	1,353	602	3,910	1,443

Net operating income (loss)	1,365	(1,465)	2,686	1,861
Interest expense	—	7	15	32
Other (income) (including interest income of $200 and $167 for the three months ended March 31, 2010 and 2009 and interest income of $513 and $878 for the nine months ended March 31, 2010 and 2009)	(246)	(190)	(754)	(911)
Other expense	2	—	32	41

Net income (loss) before income taxes	1,609	(1,282)	3,393	2,699
Income tax expense	1,126	502	3,122	2,737

Net income (loss)	$483	$(1,784)	$271	$(38)

Income (loss) per common share:
Basic	$0.03	$(0.10)	$0.01	$0.00
Diluted	$0.03	$(0.10)	$0.01	$0.00
Weighted average common shares outstanding:
Basic	18,118,170	18,068,909	18,100,262	18,057,092
Diluted	18,139,989	18,068,909	18,109,126	18,057,092

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31,	June 30,
	2010	2009
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$21,374	$21,419
Accounts receivable net of allowance for doubtful accounts of $96 and $150 at March 31, 2010 and June 30, 2009	18,651	15,986
Prepaids and other current assets	1,527	1,421
Deferred tax assets	262	208

Total current assets	41,814	39,034

Property and equipment, net	7,882	7,569
Intangibles	13,900	17,200
Goodwill	4,325	4,688
Deferred tax assets	138	115
Other assets	494	564

Total assets	$68,553	$69,170

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$12,890	$14,649
Deferred revenue	776	1,198
Income taxes payable	1,352	1,908
Current portion of long term debt	—	326

Total current liabilities	15,018	18,081
Long term debt, less current portion	—	57
Deferred tax liabilities	2,977	3,410
Other liabilities	376	318

Total liabilities	18,371	21,866

Common stock, $.001 par value; 100,000,000 shares authorized; 18,409,834 shares issued and outstanding as of March 31, 2010 and 18,264,834 shares issued and outstanding as of June 30, 2009	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2010 and June 30, 2009	—	—
Additional paid in capital	51,095	50,146
Accumulated other comprehensive income	3,056	1,398
Accumulated deficit	(3,987)	(4,258)

Total shareholders’ equity	50,182	47,304

Total liabilities and shareholders’ equity	$68,553	$69,170

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months
	Ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$271	$(38)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,910	1,443
Allowance for doubtful accounts	(54)	(110)
Non-cash compensation expense	949	876
Change in deferred taxes	(211)	(76)
Foreign currency transaction income	(101)	—
Loss on disposal of assets	26	41
Changes in assets and liabilities (net of effects from purchase of controlled entity):
Accounts receivable	(1,371)	659
Prepaid and other current assets and other assets	14	(709)
Accounts payable and accrued expenses and other liabilities	1,031	310
Deferred revenue	(474)	(208)
Income taxes payable	(782)	(582)

Net cash provided by operating activities	3,208	1,606

Cash flows from investing activities:
Purchase of property and equipment	(1,204)	(1,550)
Acquisition of business	(3,488)	(13,019)

Net cash used in investing activities	(4,692)	(14,569)

Cash flows from financing activities:
Repayment of long term debt	(414)	(303)

Net cash used in financing activities	(414)	(303)

Effect of exchange rate changes on cash and cash equivalents	1,853	(4,699)

Net decrease in cash and cash equivalents	(45)	(17,965)
Cash and cash equivalents at beginning of fiscal period	21,419	37,541

Cash and cash equivalents at end of fiscal period	$21,374	$19,576

Supplemental disclosures of cash flow information:
Cash paid during the fiscal period for:
Interest	$15	$32

Income taxes	$4,142	$3,158